SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   5 June 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT buys dabs.com announcement made on 28 April 2006
             2.  Director/PDMR Shareholding announcement made on 2 May 2006
             3.  Blocklisting Interim Review announcement made on 9 May 2006
             4.  Director/PDMR Shareholding announcement made on 16 May 2006
             5.  Director/PDMR Shareholding announcement made on 18 May 2006
             6.  Transaction in Own Shares announcement made on 19 May 2006
             7.  Transaction in Own Shares announcement made on 22 May 2006
             8.  Director/PDMR Shareholding announcement made on 23 May 2006
             9.  Transaction in Own Shares announcement made on 23 May 2006
            10.  Transaction in Own Shares announcement made on 24 May 2006
            11.  Transaction in Own Shares announcement made on 24 May 2006
            12.  Holding(s) in Company announcement made on 25 May 2006
            13.  BT Vision update announcement made on 25 May 2006
            14.  Transaction in Own Shares announcement made on 25 May 2006
            15.  Transaction in Own Shares announcement made on 30 May 2006
            16.  Annual Report and Accounts announcement made on 31 May 2006
            17.  Transaction in Own Shares announcement made on 31 May 2006
            18.  Transaction in Own Shares announcement made on 31 May 2006
            19.  Transaction in Own Shares announcement made on 1 June 2006
            20.  Transaction in Own Shares announcement made on 2 June 2006

Enclosure No.1

DC06-203                                                         April 28, 2006


                                BT BUYS DABS.COM

   Purchase of leading internet retailer will boost online sales and service


BT announced today it has acquired dabs.com plc, one of the UK's leading internet retailers of IT and technology products.

The move is part of BT's strategy to strengthen its online sales and service capabilities, particularly for small and medium-sized business and consumer products.

To complement Dabs' broad base of IT and technology products, BT will offer its full range of products and support services online - enhancing its position as a leading retailer of converged IT and communications products and services.

Established in 1990 and employing more than 200 people, dabs.com processes about 75,000 customer orders each month and offers more than 15,000 products from leading IT manufacturers.

Bolton based Dabs has around a million consumer and business customers across the UK, as well as a small operation in France. In the year ended March 31, 2005, the company's revenues were GBP180 million with gross assets valued at GBP42million.

Ian Livingston, chief executive of BT Retail, said: "Dabs is a dotcom success story and one of the best companies in its field.

"dabs.com's outstanding expertise will boost BT's online power to sell innovative, value for money, communication and converged IT products and offer great service to a wide range of customers.

"This purchase strengthens our online IT and digital products sales and service presence for small and medium-sized businesses as well as for consumer customers."

Jonathan Wall, marketing director at dabs.com, said: "This is a very exciting time. We are delighted with this development and we're confident that this will prove to be rewarding to both our business partners and our customers.

"The combination of our expertise in online retailing together with BT's brand and product and service heritage offers tremendous opportunities."

The dabs.com business now becomes a wholly owned subsidiary of BT.





Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369


All BT Group news releases can be accessed at our web site:
www.bt.com/newscentre


Notes to editors


About Dabs


dabs.com is one of the UK's most successful online IT retailers, with significant growth over the last five years; it represents an exclusive collective of online businesses that are both proven and profitable.


Growing from its roots 18 years ago as the traditional mail order reseller Dabs Direct, the Dabs business model has evolved significantly during recent years in line with a drive to enhance the customer's online buying experience through the exploitation of advancements in digital technology. The dabs.com web site offers around 15,000 products to its more than one million registered online customers across the UK.


Dabs has won many high profile awards for both its online retailing and business performance including Best Online Retailer in the 2005 What Laptop Awards.


About BT


BT is one of the world's leading providers of communications solutions and services operating in more than 160 Countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended March 31, 2005, BT Group's revenue was GBP18,623 million with profit before taxation of GBP2,354 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure No.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1) Name of company


BT GROUP PLC


2)                   Name of Director


BARONESS JAY OF PADDINGTON


3. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)


BOTH


4. Name of person discharging managerial responsibilities/director


BARONESS JAY OF PADDINGTON


5. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person


N/A



6. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest


TRANSFER OF SHARES INTO OWN NAME



7. Description of shares (including class), debentures or derivatives or financial instruments relating to shares


ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


BARONESS JAY OF PADDINGTON



9. State the nature of the transaction


TRANSFER OF SHARES INTO OWN NAME



10. Number of shares, debentures or financial instruments relating to shares acquired


261 ORDINARY SHARES


11. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


12. Number of shares, debentures or financial instruments relating to shares disposed

N/A


13. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


14. Price per share or value of transaction


224.6P


15. Date and place of transaction


02 MAY 2006, UK

16. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


8,475 ORDINARY SHARES


17. Date issuer informed of transaction


2 MAY 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


18. Date of grant

N/A.....................


19. Period during which or date on which it can be exercised

N/A...........................


20. Total amount paid (if any) for grant of the option

N/A...........................


21. Description of shares or debentures involved (class and number)

N/A...........................


22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................


23. Total number of shares or debentures over which options held following notification

N/A........................


24 Any additional information


N/A



25. Name of contact and telephone number for queries


GRAEME WHEATLEY - 020 7356 6372


Name of duly authorised officer of issuer responsible for making notification


GRAEME WHEATLEY


Date of notification


2 MAY 2006

Enclosure No.3

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BT Group plc

2. Name of scheme:


a. BT Group executive option plans

b. BT Group employee savings related share schemes


3. Period of return:


From: 01 October 2005

To: 31 March 2006

4. Number and class of shares(s) not issued under scheme

a. 22,596,700 Ordinary shares of 5p each


b. 2,368,707 Ordinary shares of 5p each

5. Number of shares issued/allotted under scheme during period

a. 134,774 Ordinary shares of 5p each


b. nil

6. Balance under scheme not yet issued/allotted at end of period

a. 22,461,926 Ordinary shares of 5p each


b. 2,368,707 Ordinary shares of 5p each

7. Number and class of share originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02


b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.


Please confirm total number of shares in issue at the end of the period in order for us to update our records


8,345,330,570 (excluding treasury shares)

Contact for queries:

Name: Graeme Wheatley

Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 6372


Date of Notification: 9 May 2006

Enclosure No.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

HANIF LALANI

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

ANNUAL PURCHASE OF SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -693 ORDINARY SHARES

HANIF LALANI- 692 ORDINARY SHARES

PAUL REYNOLDS- 692 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

216.5P

14. Date and place of transaction

15.05.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 314,504 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 234,913 ORDINARY SHARES

RETENTION SHARE PLAN: 536,803 ORDINARY SHARES

INCENTIVE SHARE PLAN: 412,735 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 7,290 ORDINARY SHARES

HANIF LALANI

PERSONAL HOLDING: 15,052 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 87,886 ORDINARY SHARES

INCENTIVE SHARE PLAN: 260,283 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,346 ORDINARY SHARES

PAUL REYNOLDS

PERSONAL HOLDING: 98,742 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 215,936 ORDINARY SHARES

INCENTIVE SHARE PLAN: 336,138 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 4,555 ORDINARY SHARES

16. Date issuer informed of transaction

15.05.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 MAY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 57,130 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

16.05.06

Enclosure No.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 1,428 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 1,428 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

17.05.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

17.05.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 17 MAY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 58,558 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

17.05.06

Enclosure No.6

Friday 19 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 225.11 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 291,113,278 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,344,359,998.

Enclosure No.7

Monday 22 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 225.94 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 292,613,278 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,342,859,998.

Enclosure No.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

TRANSFER OF 581,196 BT GROUP SHARES BY ILFORD TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE BT GROUP RETENTION SHARE PLAN TO PARTICIPANTS IN THAT PLAN


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

TRANSFER OF 581,196 BT GROUP SHARES BY ILFORD TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE BT GROUP RETENTION SHARE PLAN TO PARTICIPANTS IN THAT PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

PRICE RANGE - 228P - 221.75P

14. Date and place of transaction

22 MAY 2006. UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

23 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 23 MAY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 58,558 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

23.05.06

Enclosure No.9

Tuesday 23 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 221.67 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 294,113,278 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,341,359,998.

Enclosure No.10

Wednesday 24 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 10,094 ordinary shares at a price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 294,103,184 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,341,370,092.

Enclosure No.11

Wednesday 24 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,950,000 ordinary shares at a price of 220.69 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 298,053,184 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,337,420,092.

Enclosure No.12
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)            Name of company



BT Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder number of shares

Brandes Investment Partners, LLC 418,154,497

5)            Number of shares/amount of stock acquired


n/a

6) Percentage of issued class

5.01%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class-

n/a

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

n/a

12) Total holding following this notification

Total holding of 418,154,497 shares

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

This notification is in response to a letter received in accordance with Section 134 of the Companies Act 1989 informing BT Group plc of a notifiable interest in the issued share capital of BT Group plc in accordance with section 198(2) of the Act.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372


Date of notification 25 May 2006

Enclosure No.13

                                                                    May 25, 2006

             BT WINS RIGHTS TO FA PREMIER LEAGUE MATCHES ON DEMAND

BT today announced it has won the rights to carry 242 'near-live' FA Premier League football matches per season. The three year deal covers the 2007-8, 2008-9 and 2009-10 seasons. BT has acquired the rights in a joint bid with BSkyB.

This means fans will, for the first time, be able to watch full Premiership matches on their televisions on a pay per view basis - without the need for an upfront television subscription. The matches will be offered via BT Vision, the next-generation TV service due to launch in Autumn 2006.

The successful bid will enable BT Vision customers to enjoy a range of Premiership matches, on demand. The matches will generally be available from 10 pm on kick-off day for a period of fifty hours allowing fans flexibility in terms of when they want to watch the game. It means that BT Vision, which already has access to content from such well known names as BBC Worldwide, Paramount, Endemol, DreamWorks, National Geographic Channel and Warner Music Group, also has one of the most compelling sports-entertainment offers in the UK.

Dan Marks, CEO of BT Vision, said: "We're delighted to have won this bid. This is a landmark moment for sports viewing in the UK as BT Vision customers will have great control, convenience and choice over the games they want to watch without the need for an upfront subscription. This is a great example of the added value that BT broadband delivers."

ENDS


Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre









Press - BSkyB:

Matthew Anderson        Tel:  0207 705 3267     matthew.anderson@bskyb.com
Robert Fraser           Tel:  0207 705 3036     robert.fraser@bskyb.com
Chris Haynes            Tel:  0207 705 3905     chris.haynes@bsyb.com


Press - Premier League:

Dan Johnson Tel: 0207 864 9148 djohnson@fapl.co.uk



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt

Enclosure No.14

Thursday 25 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 400,000 ordinary shares at a price of 222.01 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 298,453,184 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,337,020,092.

Enclosure No.15

Tuesday 30 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 232.64 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 298,953,184 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,336,520,092.

Enclosure No.16

Wednesday 31 May 2006


BT Group plc

Annual Report and Form 20-F 2006

Annual Review and Notice of Meeting 2006

Shareholder Magazine "Forward"





BT announces that the above documents have been published today and are available on our website at www.bt.com/annualreport


Copies of these documents, together with proxy forms for the Annual General Meeting, have been submitted to the UKLA, and will be available shortly for inspection at the UKLA's Document Viewing Facility, which is situated at:


Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS


Tel: 020 7066 1000

Enclosure No.17

Wednesday 31 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 39,094 ordinary shares at a maximum price of 218 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 298,914,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,336,559,186.

Enclosure No.18

Wednesday 31 May 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 230.79 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 299,414,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,336,059,186.

Enclosure No.19

Thursday 1 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 233.4119 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 300,414,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,335,059,186.

Enclosure No.20

Friday 2 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 237.84 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 301,414,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,334,059,186.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 5 June, 2006